

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2020

Anthony Snow
President and Corporate Secretary
CBA Florida, Inc.
3753 Howard Hughes Parkway, Suite 200, Office #258
Las Vegas, NV 89169

> **Re: CBA Florida, Inc.**
> **Supplemental Response Letter**
> **Filed April 9, 2020**
> **File No. 000-50746**

Dear Mr. Snow:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Supplemental Response Letter filed April 9, 2020

Background of the Proposed Dissolution, page 27

1. We note the response to prior comment number 1. Please expand the disclosure regarding each party that was contacted to describe all discussions, meetings and contacts among specific members of the board and/or management of the Company, and representatives of such other parties.

Interests of Certain Persons in the Dissolution, page 32

2. We note the disclosure in response to prior comment number 4 that Red Oak will be paid $250 per hour for additional work beyond 80 hours related to the dissolution. Please disclose the estimated amount of time Red Oak expects the dissolution to require and whether compensation for any additional work is included in the $3.0 to $3.5 million reserve for known, ongoing expenses.

       Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Life Sciences

cc: Kenneth A. Schlesinger